Exhibit 3.5

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF DESIGNATION AND PREFERENCES

OF

SERIES C CONVERTIBLE PREFERRED STOCK

OF

EXOUSIA ADVANCED MATERIALS, INC.

Pursuant to and in accordance with Sections 3.053, 21.155 and 21.156 of the Texas Business Organization Code (“TBOC”) of the State of Texas, Exousia Advanced Materials, Inc., a Texas corporation (the “Corporation”), does hereby certify that, pursuant to the authority conferred on the Board of Directors by the Certificate of Formation of the Corporation, and pursuant and in accordance with Sections 3.053, 21.155 and 21.156 of the TBOC, the Corporation adopted the following amendments to the Certificate of Designation and Preferences for Series C Convertible Preferred Stock (the “Series C Preferred Stock”) that was filed with the Secretary of State of the State of Texas on December 30, 2010 (the “Certificate of Designation”).

1.           Name of filing entity.  The name of the filing entity is Exousia Advanced Materials, Inc.

2.           Type of filing entity.  The Corporation is a Texas for-profit corporation.

3.           Amendments.  This Certificate of Designation is amended as follows:

A.           Section 2 of the Certificate of Designation is deleted in its entirety and replaced  with the following:

“Dividends.  While the Series C Preferred Stock is outstanding, each holder of shares of Series C Preferred Stock shall receive Three Hundred Fifty (350) times the dividends declared and paid with respect to each share of Common Stock.”

B.           Section 4(a) of the Certificate of Designation is deleted in its entirety and replaced with the following:

“(a)  Conversion of Preferred Stock.  When the Certificate of Formation of the Corporation shall have been amended to provide for sufficient additional shares of authorized Common Stock to allow such conversion, the holders of the Series C Preferred Stock shall have the right to convert their Series C Preferred Stock into fully paid and nonassessable shares (subject to adjustment as herein provided in Section 4) of Common Stock of the Corporation at a conversion rate (the “Series C Conversion Rate”) of Three Hundred Fifty (350) shares of Common Stock for each share of Series C Preferred Stock.”

C.           Section 7 of the Certificate of Designation is deleted in its entirety and replaced with the following:

“Voting Rights.  The holders of the issued and outstanding shares of Series C Preferred Stock shall have Three Hundred Fifty (350) votes for each share of Series C Preferred Stock.”

4.           Adoption.  The Amendments set forth above have been approved in the manner required by the TBOC and the governing documents by the Corporation.

*     *     *

IN WITNESS WHEREOF, Exousia Advanced Materials, Inc. has caused this certificate to be duly executed as of this 6th day of January, 2011.

EXOUSIA ADVANCED MATERIALS, INC. /s/ Robert A. Roddie By: Robert A. Roddie Title: CFO

Attest:

/s/ Robert A. Roddie
Secretary or Assistant Secretary